FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month June, 2022

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

We wish to inform you that ICICI Bank Limited (the “Bank”) has entered into an agreement dated June 28, 2022 in relation to an Investment in the equity shares of Perfios Account Aggregation Services Private Limited (“PAASPL” or “the Company”).

Pursuant to Regulation 30 read with para A of part A of Schedule III of the SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015, as amended read with SEBI circular no. CIR/CFD/CMD/4/2015 dated September 9, 2015, we wish to provide the following disclosure:

a.	Name of the target entity, details in brief such as size, turnover etc.	Perfios Account Aggregation Services Private Limited Turnover (FY2022 provisional): 0.9 million PAT (FY2022 provisional): Loss of 34.0 million
b.	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arm’s length”

This transaction does not constitute a related party transaction. ICICI Bank has no promoters.

ICICI Bank and its subsidiaries in the normal course of business may have business dealings with Perfios Account Aggregation Services Private Limited at an arm’s length.

c.	Industry to which the entity being acquired belongs	Perfios Account Aggregation Services Private Limited carries on the activities of an “Account Aggregator” as defined in the Master Directions – Non-Banking Financial Company – Account Aggregator (Reserve Bank) Directions, 2016 (“Master Directions”)
d.	Objects and effects of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)	Financial Investment

e.	Brief details of any governmental or regulatory approvals required for the acquisition	Approval of Reserve Bank of India is required to be obtained by PAASPL, under the Master Directions, for the proposed change in its shareholding.
f.	Indicative time period for completion of the acquisition	The Transaction shall be completed on grant of approval by Reserve Bank of India to PAASPL.
g.	Nature of consideration - whether cash consideration or share swap and details of the same	Cash consideration of 40.3 million
h.	Cost of acquisition or the price at which the shares are acquired	Cash consideration of 40.3 million for 9.54% shareholding of Perfios Account Aggregation Services Private Limited
i.	Percentage of shareholding / control acquired and / or number of shares acquired	Post investment, ICICI Bank will hold 9.54% shareholding in Perfios Account Aggregation Services Private Limited through subscription of 8,05,520 equity shares.
j.	Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)

Perfios Account Aggregation Services Private Limited

Date of Incorporation: October 16, 2017

History of last 3 years turnover:

FY2020: 1.3 million

FY2021: 1.1 million

FY2022 (provisional): 0.9 million

Country of presence: India

You are requested to please take the above information on record.

This is for your reference and records.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: June 29, 2022
	By:	/s/ Vivek Ranjan
	Name:	Vivek Ranjan
	Title:	Chief Manger